UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For January, 2009

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, January 14, 2009

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ref:	Information and Documentation Required to be Furnished according to Form 6 - K

Dear Sirs:

Reference is made herein to the tender offer for shares of Distribución y Servicio D&S S.A. (“D&S”) carried out by Inversiones Australes Tres Limitada, a subsidiary of Wal-Mart Stores Inc., as of December 23, 2008, in order to acquire 6,520,000,000 shares in D&S, representing 100% of the capital stock of the company.

In compliance with the laws of the jurisdiction in which Distribución y Servicio D&S S.A.  is incorporated, i.e. section 207, subsection (c) of the Ley de Mercado de Valores (Securities Market Law) of the Republic of Chile, each board member of D&S must deliver a written report including a reasoned opinion regarding the advisability of the tender offer to the shareholders. In said report, the respective board member shall make a disclosure, if any, of its relationship with the controller of the target company and the offeror and the interest it may have in the offer. The information so presented must be made available to the public jointly with the prospectus and a copy thereof be delivered to the Superintendence of Securities and Insurance of the Republic of Chile, to the stock exchanges, to the offeror and to the manager or organizer of the offer, if any, within the following 5 days as of the public disclosure of the offer.

Accordingly, please find enclosed herewith full English translations of the abovementioned written reports delivered by Distribución y Servicio D&S S.A.’s board members Messrs. Nicolás Ibáñez Scott, Felipe Ibáñez Scott, Verónica Edwards Guzman, Felipe Larraín Bascuñán, Manuel Francisco Gana Eguiguren, Jonny Kulka Fraenkel, Fernando Larraín Cruzat and Alberto Eguiguren Correa to the stockholders of D&S.

 Very truly yours,

Distribución y Servicio D&S S.A.

By:	Enrique Ostalé Cambiasso
Title:	General Manager

In the City of Santiago, December 29, 2008.

To the Shareholders of Distribución y Servicio D&S S.A.

Our Ref: Written report on the advisability of the tender offer for shares of D&S made by Inversiones Australes Tres Limitada

Dear Shareholders,

In my capacity as director of Distribución y Servicio D&S S.A., (hereinafter indistinctly referred to as "D&S" or the "Company") and in compliance with the provisions set forth in subsection c) section 207 of the Ley sobre Mercado de Valores (Securities Market Law) No. 18.045, I hereby send you the written report along with my opinion on the advisability of the for shares of the Company made by Inversiones Australes Tres Limitada, a subsidiary wholly owned (100%) by Wal-Mart Stores, Inc. (hereinafter also referred to as the “Offeror”).

1.     Offering Background

On December 23, 2008, the Offeror published in the newspapers El Mercurio and La Tercera, the announcement of the commencement of the tender offer for shares of 6,520,000,000 shares in D&S, representing 100% of the capital stock of the Company (the “Offering”) at a price of US$0.408 per share, payable in United States dollars or its equivalent amount in pesos, national currency, according to the average "Dólar Observado" exchange rate (observed exchange rate) published by Banco Central de Chile within the period of six trading days that ends on the date of payment, at the option of the tendering shareholder (the “Offered Price”), under the terms and conditions set forth in the publications mentioned above and in the prospectus of the Offering that the Offeror has made available to the interested parties.

2.     Reporting Director-Controlling Group Relationship

I inform the shareholders that I have been a Director of the Company since April 2005 and that I do not have any investments in shares in D&S . I have been elected as Director by the votes of the controlling shareholders.

3.     Reporting Director-Offeror Relationship

I inform the shareholders that I have neither had nor have any relationship with the Offeror.

4.      Potential Interest of the Reporting Director in the Transaction

I have no economic or professional interest in this transaction. My only interest is to ensure that all the shareholders receive the most complete information so that they can make a well-informed decision.

5.	Opinion of the reporting director on the advisability of the Offering for the shareholders of D&S

In my opinion, the Offering is beneficial for the shareholders of D&S. I base my opinion on the following grounds:

A.
A. 1. The Offering is addressed to all the shareholders and involves 100% of the shares of the company. Therefore, the apportionment mechanisms does not apply and, consequently, those shareholders that wish to sell have the possibility to sell 100% of their shares. This is important because, should the Offering be declared successful as a consequence of the fulfillment of the “Success Condition” set by the Offeror (to receive tenders for at least a 50.01% of the shares in the company)  the liquidity of the share in D&S may diminish in the future.

B.
The Offered Price shall be paid in cash and the Offeror shall finance the total amount of the Offering with resources to be provided by its parent company Wal-Mart Stores, Inc., a corporation that, according to the information provided in the prospectus of the Offering, relies on its own resources and/or  those credit facilities available for such purpose.

C.	The offered price is favorably compared with the following market target parameters:

1)
The last closing price of the share in D&S in force on the date on which the Offeror announces its intention to make the Offering and the terms thereof, was $195 per share. It is worth bearing in mind that in the last day of the transaction of the share before the announcement of the Offering, the price of the share rose by more than 7%.

2)
The premium or price premium offered versus the market price ranges from 35.4% to 41.2% pursuant to the following table. In my opinion, it represents an attractive premium considering the current conditions of the stock exchanges, as well as the capacity to generate future flows by the Company.

Premium or premium of price Offered versus market price

Premium versus average closing price last 30 days	41.2%
Premium versus average closing price last 60 days	36.9%
Premium versus average closing price last 90 days	36.5%
Premium versus average closing price last 180 days	35.4%

3)
The most recent “target price” set by market analysts (mainly by national and foreign investment banks) that follow the share in D&S, which is known by me, published before the date of the public announcement of the Offering. In fact, all those future implications set forth above assumed a price lower than the Offered Price and many of such analysts did not actively recommend to purchase the share.

6.   Final Consideration

The purpose of this document is to comply, as director of D&S, with the provisions in force under the Ley de Sociedades Anónimas (Stock Companies Act) regarding these transactions, by filing a personal opinion of the aspects to be relied upon by the shareholders at the time of making their decisions. Without prejudice to the foregoing, each shareholder must finally decide only after having consulted with the advisors deemed appropriate.

Looking forward that this opinion allows you to make the best decision, I remain, very truly yours,

Verónica Edwards Guzman
Director
Distribución y Servicio D&S S.A.

In the City of Santiago, December 26, 2008.

To the Shareholders of Distribución y Servicio D&S S.A.

Our Ref: Report regarding the tender offer to purchase 6,520,000,000 common shares in Distribución y Servicio D&S S.A. made on December 23, 2008 by Inversiones Australes Tres Limitada (a subsidiary of Wal-Mart Stores, Inc.)

Dear Shareholders,

On December 23, 2008, the announcement was published in the newspaper El Mercurio and in the newspaper La Tercera whereby Wal-Mart Stores, Inc ("Wal Mart") through its subsidiary Inversiones Australes Tres Limitada, made the Tender Offer for Shares in Distribución y Servicio D&S S.A. (the "Offering"). The terms and conditions of the Offering (which include an offering simultaneously made in the United States of America to purchase the American Depositary Shares representing the common shares in Distribución y Servicio D&S S.A.) are included in the prospectus that the offeror made available to  Distribución y Servicio D&S S.A. on December 23, 2008 (the “Prospectus”). Any reference to specific terms or aspects of the Offering must be construed according to the terms and conditions set forth in such Prospectus.

PREVIOUS REPRESENTATIONS

I have been a director of Distribución y Servicio D&S S.A. since December 19, 2008.

I am the legal advisor and agent of the current controllers of Distribución y Servicio D&S S.A. and have actively participated in the negotiations and agreements on the terms of which the Offering is based.

I do not have with the offeror any relationship that could affect or influence on my opinion regarding the advisability of the Offering.

Finally, I represent that I am not a shareholder either directly or indirectly of Distribución y Servicio D&S S.A. and that I have no particular interest in the Offering other than my interests derived from the relationships mentioned above.

JUSTIFIED OPINION

Based on the facts and considerations hereinafter described, in my opinion the Offering is very beneficial for the shareholders of Distribución y Servicio D&S S.A.

My opinion is based on the analysis that I have made of the following facts and considerations:

1.
The terms and conditions of the Offering set forth in detail in the Prospectus and specifically (i) the offered price; (ii) the possibility offered to each shareholder to participate with 100% of their shareholding; and (iii) that the payment of the price is in cash as of the fourth trading day following the publication of the Notice of Result, payable in US Dollars or its equivalent in Pesos according to the average "Dólar Observado" exchange rate (observed exchange rate) published by Banco Central de Chile within the period of six trading days that ends on the date of payment, at the option of the tendering shareholder;

2.
The price tracking of the share in Distribución y Servicio D&S S.A. on the stock exchange of Santiago during the last 12 months. The offered price is higher by 41.2% versus the average of the last 30 days. Should we take the last 180 days, the premium would be 35.4% as of the date of the Offering announcement;

3.
The offered price acknowledges an appraisal of D&S that is favorably compared with the multiples at which other companies of the sector are currently traded, both in Chile and in other Latin American countries;

4.	The offered price is 174.97% higher than the book value of the share according to the last financial information delivered by the Company to the Superintendencia de Valores y Seguros;

5.	These price relations represent a significant profit for the shareholders who finally accept the Offering;

6.
However, the shareholders must be aware of two aspects that are essential for the materialization of the Offering: (i) the offeror has set forth a set of conditions to succeed in its effort; and (ii) the Offering may only be concluded upon the tendering of no less than 50.01% of the shares in the Company;

7.
Accordingly, two related risks arise from the foregoing: (i) that the offeror desists upon the occurrence of any of the grounds set forth in the Prospectus; and (ii) that as a consequence of a successful Offering, liquidity of the share in Distribución y Servicio D&S S.A. shall significantly diminish. Taking into account that all commercial transactions involve several risk degrees, I believe that the interests of the shareholders of Distribución y Servicio D&S S.A. are reasonably protected by the characteristics of the Offering.

FINAL CONSIDERATION

In consideration of the foregoing, my opinion to the shareholders of Distribución y Servicio D&S S.A. is that the Offering is beneficial, timely and very satisfactory, beyond any indirect equity interests described in the Previous Representations.

Furthermore, I, in my capacity as Director of Distribución y Servicio D&S S.A., and as required by law, do hereby state the preceding considerations.

I further represent that my opinion neither is nor may it be construed, directly or indirectly, as a suggestion or advice to sell or maintain shares in the Company. Shareholders must evaluate the Offering regardless of this opinion, and must take a decision taking into account their growth expectations of the company, within the uncertain worldwide macroeconomic context and regardless of the intentions expressed by Wal Mart with regard to the future of the shareholders of Distribución y Servicio D&S S.A., as stated in the Prospectus. Shareholders have, as always, full freedom to require the specific advice they deem appropriate that best suits their interests.

Kind regards,

Alberto Eguiguren Correa
Director
Distribución y Servicio D&S S.A.

In the City of Santiago, December 29, 2008.

To the Shareholders of Distribución y Servicio D&S S.A.

Our Ref: Written report on the advisability of the tender offer for shares of D&S made by Inversiones Australes Tres Limitada

Dear Sirs,

In my capacity as director of Distribución y Servicio D&S S.A. (hereinafter referred to, indistinctly, as "D&S" or the "Company") and in compliance with the provisions set forth in subsection c) of section 207 of the Ley sobre Mercado de Valores (Securities Market Law) No. 18.045, I hereby send you the written report along with my opinion on the advisability of the tender offer for shares of the Company made by Inversiones Australes Tres Limitada, a subsidiary wholly owned (100%) by Wal-Mart Stores, Inc. (hereinafter also referred to as the “Offeror”).

1.     Offering Background

On December 23, 2008, the Offeror published in the newspapers El Mercurio and La Tercera, the announcement for the commencement of tender offer for 6,520,000,000 shares in D&S, representing 100% of the capital stock of the Company (the “Offering”) at a price of US$0.408 per share, payable in United States dollars or its equivalent amount in pesos, national currency, according to the average "Dólar Observado" exchange rate (observed exchange rate) published by the Banco Central de Chile within the period of six trading days that ends on the date of payment, at the option of the tendering shareholder (the “Offered Price”), under the terms and conditions set forth in the publications mentioned above and in the prospectus of the Offering that the Offeror has made available to the interested parties.

2.     Reporting Director-Controlling Group Relationship

I am a member of the controlling group of Distribución y Servicio D&S S.A. and hereby act in my capacity as Director and Chairman of the Board of  Directors thereof.

3.     Potential Interest of the Reporting Director in the Transaction

I do not have with the offeror any relationship that could affect or influence on my opinion regarding the advisability of the Offering, other than the one that derives from my capacity as member of the controlling group and from the fact that part of the shares under my control shall be sold during the tender offer.

4.	Opinion of the reporting director on the advisability of the Offering for the shareholders of D&S

In my opinion, the Offering is beneficial for the shareholders of D&S. I base my opinion on the following grounds:

A.      Considerations regarding the characteristics of the Offering

A. 1.
The Offering is addressed to all the shareholders and involves 100% of the shares in the company. Therefore, the apportionment mechanism does not apply and, consequently, those shareholders that wish to sell have the possibility to sell 100% of their shares. This is important because, should the Offering be declared successful as a consequence of the fulfillment of the “Success Condition” set by the Offeror (to receive tenders for at least a 50.01% of the shares in the company)  the Offeror shall be bound to acquire 100% of the tendered shares , without any limitation. However, the "free float" shall be diminished and therefore, the liquidity of D&S share will diminish in the future, affecting its current liquidity.

A. 2.
The Offered Price shall be paid in cash and the Offeror shall finance the total amount of the Offering with resources to be provided by its parent company Wal-Mart Stores, Inc., a corporation that, according to the information provided in the prospectus of the Offering, relies on its own resources and/or  those credit facilities available for such purpose, the long-term debt of which has been (internationally) ranked as AA by Standard & Poor's and Fitch Ratings and Aa2 by Moody's. Therefore, the Offering, if successful, shall not have any risk associated to the payment of the offered price.

B.         Considerations regarding the offered price

B.l
The Offeror assesses D&S in US$2,660 million. This is translated in a price per share of approximately $260, according to the value of the dólar observado (observed dollar) in force in the day of the public announcement of the transaction.

B.2.	The offered price is favorably compared with the following market target parameters, according to the public information available:

a)	The last closing price of the share in D&S in force on the date on which the Offeror announces its intention to make the Offering and the terms thereof, of $195 per share.

b)	The average market price of the share in D&S based on different periods of time, prior to the announcement of the transaction:

Premium or premiun of price Offered versus market price

Premium versus average closing price last 30 days	41.2%
Premium versus average closing price last 60 days	36.9%
Premium versus average closing price last 90 days	36.5%
Premium versus average closing price last 180 days	35.4%

c)
The “market price” of the share in D&S, as such term is defined in section 199 of Law No. 18,045 (i.e., the one resulting from calculating the weighed average of those trading transactions performed between the 90th. trading day and the 30th  trading day), calculated on the date of the Offeror’s public announcement of the Offering. The "market price” thus calculated, is $194 per share.

d)
The “market value” of the share in D&S, as such term is defined in paragraph 3 of section 79 of the Reglamento de Sociedades Anónimas (Stock Companies Regulation) (i.e., the one that results from calculating the weighed average of the trading transactions of the share in the preceding two months), calculated on the date of the Offeror’s public announcement of the Offering, is approximately $191 per share.

e)
The most recent “target price” set by market analysts that follow the share in D&S, which is known by me, published before the date of the public announcement of the Offering. In fact, all those future implications set forth above assumed a price lower than the Offered Price.

B.3
Moreover, the Offered Price implies a valorization of D&S as an ongoing concern that is favorably compared with the current valorization at which other companies of the sector currently do business, both in Chile and in the rest of Latin America. I have based my analysis on two multiples commonly used to compare the valorizations of retail companies in the region, namely:

(i)    Firm Value or / Sales; and

(ii)   Firm Value or / EBITDA

In order to make the analysis, I have taken into account the following assumptions: (a) as “Firm Value” (“FV”) of D&S the total amount of the Offering of US$2,660 million, plus the net indebtedness (debt less cash and cash equivalents) and the minority interest of the Company according to its financial statements (FECU) as of September 30, 2008; (ii) as "Sales" the consolidated performance income; and (iii) as EBITDA, the operational result plus  the depreciation and amortization of the Company for the respective consolidated period. The multiples have been calculated based on three references of Sales and EBITDA: (a) the EBITDA for the period of 12 months as of September 30, 2008; and (b) the D&S expected EBITDA for 2008 and 2009 according to market consensus estimates. Such multiples are hereinafter transcribed:

Firm Value Calculation:

Price Offered in US$ x Number of shares (million)	0.408
	6,520
= Total Amount of the Offering (US$ million)	2,660
+ net indebtedness and minority interest (US$ million)	1,091
= Firm Value or "FV"	3,751

Implied Multiples	-
FV / sales last 12 months as of 09/30/2008 (times)	1.1	x
F V / expected Sales 2008 (times)	1.1	x
F V / expected Sales 2009 (times)	l.0	x
FV / EBITDA last 12 months as of 09/30/2008 (times)	13.7	x
F V / expected EBITDA 2008 (times)	13.4	x
F V / expected EBITDA 2009 (times)	12.l	x

Source: Financial Information of D&S according to FECU as of 09/30/2008; "IBES estimates" and Factset as of December 19, 2008.

In fact, both the FV/Sales multiples as well as the FV/EBITDA multiple of D&S implied in the Offered Price is favorably compared with the FV/Sales and FV/EBITDA multiples (using similar assumptions) at which other companies of the sector usually trade, both in Chile and in the rest of Latin America, as set forth in this table:

			FV/ Sales						FV/EBITDA
	UDM[1]		2008E		2009E		UDM[1]		2008E		2009E
Retailers of food products Latin America (1)

Average	0,8	x	0,7	x	0,7	x	8,9	x	9,0	x	7,8	x
Mean	0,7	x	0,6	x	0,5	x	8,4	x	7,7	x	6,4	x

Other Chilean retailers (2)

Average	0,9	x	l,l	x	l,0	x	7,0	x	8,5	x	7,3	x
Mean	0,9	x	l,l	x	l,0	x	5,7	x	7,2	x	6,0	x

Note: Firms that were taken into account: (1) Walmex, Soriana, CBD, Cencosud and Éxito; (2) Ripley, Falabella y La Polar!  Last twelve months as of September 30, 2008

B.4
The offered price represents a D&S valorization that is also favorably compared with the multiples of FV/Sales and FV/EBITDA implied in recent change of control transactions in the Latin American sector, as shown in this table[1]:

	FV/Sales		FV/EBITDA
Average	0,6	x	9,9	x
Mean	0,6	x	9,9	x

B.5
Furthermore, the offered price reflects more than favorably the value of the business plan currently being performed by the administration of the company, including its actual investment and expected growth plans, as well as the efficiency improvement initiatives in progress.

B.6
Although it was a transaction payable in shares and accomplished on market conditions other than the current ones, and the comparison should then be made only for reference purposes, it is also worth stating that the Offered Price is favorably compared with the D&S share implied price resulting from applying the exchange ratio of approximately 0.11 share in Falabella (considering the current market price of the Falabella share) per each D&S share set in the merger agreement executed in May 2007 between the controlling shareholders of D&S and Falabella. Based on the closing price of the Falabella share as of December 24, 2008, this exchange ratio would result in an implied per share in D&S of $181.5.-

B.7
If the calculation is based on the Stock Exchange/Book value that results from the valorization of the equity D&S in US$2.660 million at the exchange rate in force on the date of the public announcement of the transaction, the relation raises to 2.74 times. This ratio is very favorably compared with those of the other Chilean retail public companies that list their shares on the Stock Exchange as of December 24, 2008, where the simple average thereof, excluding D&S, shows a ratio of 1.29 times.

B.8
Finally, it is necessary to consider the time and context in which the Public Offering of Shares at issue is made. Relative values of the assets located in Chile and abroad have been considerably reduced and therefore, the value of this public offering is particularly beneficial for the shareholders in these circumstances.

1 It takes into account the following acquisitions: Acquisition of Wong by Cencosud (Peru, 12/16/07), of Gigante by Soriana (Mexico, 12/07/07), of GBarbosa by Cencosud (Brazil 11/07/07), of CBD by Assai (Brazil 11/02/07) of Almacenes Éxito by Casino (Colombia, 05/03/07), of Atacadao by Carrefour (Brazil, 04/23/07) and of Carulla Vivero by Almacenes Éxito (Colombia, 08/22/06). Should we include the merger of D&S with Falabella which, although agreed upon, was never implemented, the sample mean would be 0,7x and 9,9x FV/Sales and FV/EBITDA, respectively.

Conclusion

Pursuant to the considerations set forth above, I, the undersigned, in my capacity as Director of Distribución y Servicio D&S S.A., and as required by law, do hereby favorably consent to the  Offering and express my favorable opinion thereon to the shareholders of D&S stating that it is very beneficial because of: a) the premium offered by the Offeror; and b) the current circumstances in which this Public Offering of Shares is being made.

Not withstanding the foregoing, I further represent that my favorable opinion set forth herein neither is nor may it be construed, directly or indirectly, as a suggestion or advice to sell or maintain shares in D&S.

Therefore, I also state that the shareholders in D&S must evaluate the Offering regardless of this opinion, and must take a decision thereon, taking into account the own characteristics of D&S, the market context in which it operates as well as the intentions expressed by Wal-Mart with regard to the future of the shareholders of Distribución y Servicio D&S S.A., as stated in the Prospectus.

Kind regards,

Felipe Ibáñez Scott
Chairman of the Board of Directors
Distribución y Servicio D&S S.A.

Santiago, December 30, 2008

Dear Sirs,

In  my capacity as director of Distribución y Servicio D&S S.A., (hereinafter indistinctly referred to as "D&S" or the "Company") and in compliance with the provisions set forth in subsection c) of section 207 of the Ley sobre Mercado de Valores (Securities Market Act) No. 18.045, I hereby send you the written report along with my opinion on the advisability of the tender offer for shares of the Company launched by Inversiones Australes Tres Limitada, a subsidiary wholly owned by Wal-Mart Stores, Inc. (hereinafter also referred to as the “Offeror”).

1. Offer Background

-
On December 23, 2008, the Offeror published in the newspapers El Mercurio and La Tercera, the announcement of the commencement of the tender offer for 6,520,000,000 shares in D&S, representing 100% of the capital stock of the Company (the “Offer”) at a price of US$0.408 per share, payable in United States dollars or its equivalent amount in pesos, national currency, according to the average "Dólar Observado" exchange rate (observed exchange rate) published by Banco Central de Chile within the period of six trading days that ends on the date of payment, at the option of the tendering shareholder (the “Offered Price”), under the terms and conditions set forth in the publications mentioned above and in the prospectus of the Offer that the Offeror has made available to the interested parties.

2. Previous Representations

-	Since April 2000 I am the Regular Director of D&S.

-	I also act as Director of Administradora de Créditos Comerciales Presto S.A., a subsidiary of D&S

-	I own no shares in D&S

-	I have no equity or professional relationship with the Offeror, its shareholders and/or related persons.

-
I am the General Manager of the company Larrain Vial S.A., an entity that controls Larrain Vial S.A. Corredora de Bolsa ("the Broker"). The Broker has provided advisory and financial intermediary services to D&S, and has prepared for its own clients some economic and financial reports on such company.

-
I give my opinion in order to comply with the law and in my capacity as Regular Director of D&S. It is solely based on the terms of the Offer and the offered price and is independent of the opinions, recommendations and/or advice made and/or to be made by the Broker on D&S, or the shares that are offered to the public.

-
My opinion is not to be considered by the shareholders, either directly or indirectly, as a suggestion or advice to sell or not to sell their shares, a decision to be made by the shareholders based on their own inquiries.

3. My opinion

I consider that the offer is advisable for the shareholders of D&S, for the following reasons:

3-1.   The price is attractive:

-
At the dólar observado (observed dollar) value in force on 12/19/08, date of the announcement of the tender offer, the offered price represents a premium of 35.4% with regard to the average price of the last 180 days before such announcement.

-
Such price represents an “ongoing concern” valorization (the sum of the equity value plus the net debt, also known as "firm value") which is favorably compared with the multiples of “Firm Value” / Sales and “Firm Value” / EBITDA (Operational Result plus depreciation and amortization), at which other companies of the sector are currently trade, both in Chile and in other Latin American countries.

-
If the Stock Exchange Value/ Book Value ratio, implied in the Offer price is taken into account, at the observed exchange rate in force as of 12/19/08, the Offer is favorably compared with that of the other companies of the sector listed on the Stock Exchange of Santiago, as of the same date.

-
I believe that the Offered Price accurately reflects the business plan currently being performed by the administration of the company, including its actual investment plans and the efficiency improvement initiatives in progress as well as the expected growth.

3-2 The conditions of the offer are attractive:

-	The Offer Price shall be paid in cash and, given the creditworthiness of the Offeror and its parent company, it does not represent, according to my opinion, any risk associated to the payment thereof.

-	As it is an offer addressed to all the shareholders and for 100% of the shares in the company, those shareholders that wish to sell have the possibility to sell 100% of their shares.

3-3 Illiquidity risk if shares are not sold:

-
If shares are not sold and the Offer is successful as a consequence of the fulfillment of the "Success Condition" (i.e., receiving acceptances for at least 50.01% of the shares in the company) an investment shall be maintained, the liquidity of which shall be substantially reduced. When shares lose liquidity they tend to increase their volatility and therefore their risk.

Finally, I would further state that there is a risk factor in the Offer, which is the fact that the Offer Price is stated in United States Dollars. A significant assessment of the peso with regard to the dollar, between the date of this opinion and the Offer could lead me to review my conclusions stated herein.

Fernando Larraín Cruzat

D&S S.A. Director

Santiago, December 29, 2008.

To the Shareholders of Distribución y
Servicio D&S S.A.

Our Ref:	Opinion regarding the Tender Offer for Shares in Distribución y Servicio D&S S.A.

To the Shareholders,

On December 23, 2008, announcements were published in the newspaper El Mercurio and in the newspaper La Tercera whereby Wal-Mart Stores, Inc (hereinafter referred to as "Wal Mart") through its subsidiary Inversiones Australes Tres Limitada (the “Offeror”), launched a Tender Offer for 100% of the Shares in Distribución y Servicio D&S S.A. (the "Offer").

The offered price is US$0.408 per share, payable in United States dollars (US$) or its equivalent amount in pesos. The shareholder who elects to receive pesos shall be liable for the risk of the exchange rate variation according to the conditions set forth in the Offer.

The Offer shall be declared successful if the Offeror acquires at least 3,260,652,000 shares, equivalent to 50.01% of the shares in D&S.

In my capacity as director of D&S and in compliance with the provisions set forth in the Ley sobre Mercado de Valores No. 18.045 (Securities Market Act), I hereby send you my opinion regarding the Offer based on the following grounds.

Background Information

I hereby represent that I have been a director of D&S since April 24, 2007 and have been appointed by the votes of the controlling shareholders of the Company, and that I have no relationship whatsoever with the Offeror.

I further represent that I am a minority shareholder of D&S, and hold 270,800 shares that were acquired before becoming a Director of the Company.

I have no special interest in the Offering, other than those that may derive from the representations made ut supra and from my participation as a minority shareholder of D&S.

Considerations and Opinion

I have based my opinion on the following aspects:

•	The offer is for 100% of the shares in D&S, therefore, a great part of the non-controlling shareholders will probably participate therein.

•	In consideration of the foregoing, the liquidity of the D&S share in the market shall significantly fall, should the Offer be successful.

•	The offered price establishes a premium of 36.5% in respect of the average market price of the 90 days before the Offering, which is favorably compared with other similar transactions.

•
The current critical situation of the world economy establishes a premium to the liquidity and a special interest to analyze public offering of shares that establish significant premiums on the market price.

•	The contribution that the Offeror should provide to D&S as a worldwide operator, particularly as regards management, technology and acquisition matters.

In my opinion, the preceding considerations are more important than the potential contribution to be made by the Offeror to D&S. Therefore, I believe the offering could be attractive to the shareholders.

This opinion is based on the public information of the Offer, and is made in order to comply with the law, in my capacity as director of D&S. Thus, this opinion may not be construed, directly or indirectly, as a suggestion or advice to sell shares in D&S. The shareholders of D&S must evaluate this offering independently to decide on whether or not they will participate therein.

Very truly yours,

Felipe Larraín Bascuñán
Director of D&S

Messrs.
Shareholders of
Distribución y Servicio D&S S.A.

Our Ref: Tender Offer for Shares in Distribución y Servicio D&S S.A.

To the Shareholders,

In compliance with the provisions set forth in section 207, subsection (c) of the Ley de Mercado de Valores (Securities Market Law) and in my capacity as director of Distribución y Servicio D&S S.A., registered with the securities register of the SVS under number 593 (hereinafter referred to as "D&S", the "Firm", or the "Company") and a controlling company of the Sociedad Anónima Inmobiliaria Terrenos y Establecimientos Comerciales, registered with such register under Number 414, and of Astro S.A., registered under No. 1018, I hereby give my opinion on the public offer for the purchase of the shares referred to above (the "Offer"), based on the following grounds:

1.- Relationship with the Controlling Company of the Company and the Offeror

I inform that as of the date hereof, I have no relationship whatsoever with the Controlling Company. Moreover, neither do I have any relationship with the Offeror nor any interest in any of its transactions, acts or agreements.

I have been a director of D&S S.A. since April 24, 2007, elected by the votes of AFP Provida, AFP Bansander, AFP Cuprum, AFP Habitat and AFP Santa María. By virtue of the votes of such investors I am acting as an independent director of the controlling companies of the Company.

In compliance with the provisions of section 50 bis of law 18.046, "Ley sobre Sociedades Anónimas" (Stock Companies Law), I am a member of the Committee of Directors of the Company. Supplementary, according to the decision of the Board of Directors of the Company, I am a member of the Investment Committee thereof.

I further represent that I am a minority shareholder of D&S, and hold 270,000 shares that were acquired on March 29, 2007, before becoming an independent Director.

In consideration of the foregoing, I represent not to have any particular interest in the Offer, other than those that may derive from the relationships mentioned above and from my minority participation in the Firm.

2- Offer Background

As informed in the announcement published in the newspapers El Mercurio and La Tercera on December 23, 2008 (the “Notice of Commencement”) Inversiones Australes Tres Limitada (the "Offeror") has made a tender offer for the purchase of shares issued by D&S.

The Offeror intends to acquire 6,520,000,000 shares in D&S, representing 100% of the capital stock of the Company (the “Offer”) at a price of US$0.408 per share, payable in United States dollars (“dollars”) or its equivalent amount in pesos national currency, (“pesos”), according to the average "Dólar Observado" exchange rate (observed exchange rate) daily published by Banco Central de Chile in the Official Gazette of the Republic of Chile (the “Official Gazette”) in periods of six trading days that end on the date of payment, at the option of the tendering shareholder (the “Price”). Should it elect to receive pesos, the tendering shareholder shall be liable for the risk of the exchange rate variation.

The Offer is subject to the condition that at least 3,260,652,000 shares, equivalent to 50.01% of the capital stock of D&S are tendered to the Offeror under the terms of the Offer.

The other terms and conditions of the Offer are set forth in the Notice of Commencement and in the Prospectus of the Offer, information that is made available to the interested parties and shareholders of D&S at the offices of the company, at the Superintendencia de Valores y Seguros and at the offices of IM Trust.

3.- Offer General Considerations

The terms and conditions of the Offer, reported both in the Notice of Commencement and in the Prospectus have been taken into account at the time of drafting this opinion; the public information of the company available to each and every shareholder of D&S; the background that I received in my capacity as director, as a member of the Committee of Directors and also as a member of the Committee of Investment, and the knowledge of the Company acquired through my participation in the board of directors of all the subsidiaries (hereinafter, jointly referred to as the “Offer Information”).

From the analysis of the information referred to above, the following general considerations have been taken into account at the time of drafting this opinion:

a) With regard to the Success Condition of the Offer. Firstly, it is worth taking into account that the Offeror has offered to purchase 100% of the shares in D&S, which implies the potential exit of all the shareholders not related to the current controlling companies of the company.

For the Offer to be declared successful, the Offeror is to receive the tenders of shares representing at least 50.01% of the total shares issued by the company.

Pursuant to the Offer Information, the current controlling companies own 63.4% of the shares in D&S and would have promised to sell 23.4% thereof. Moreover, should the sale of 23.4% of the shares of the controlling companies be insufficient to cover the 50.01% referred to above, they would have agreed to sell the necessary shares to reach such percentage up to a maximum of an additional 10%, (e.g., 33.4% of the shares of the controlling companies in the aggregate).

Therefore, the shareholders not related to the current controlling companies, who at present own 36.6% of the shares in D&S, shall sell at least 16.7% of the shares in D&S for the IPO be declared successful.

b) With regard to the future liquidity of the share. Should the IPO be declared successful, the Offeror shall acquire from 50.01% and 60% of the shares in D&S, while the current controlling companies shall withhold from 40% to 30% thereof. Therefore, the participation of the shareholders who decide to reject the offer shall be reduced from 0% to 19.99%). In such a case, the share should face a scenario of lower or almost no liquidity, depending on the percentage of acceptances of the shareholders not related to the controlling companies.

c) With regard to the offered premium. Pursuant to the Offer Information, the “premium” offered is 36.5% as compared to the market price of the share in D&S1. Such offered price approximately represents the value of 1 time the annual sale and of 13.5 times the current EBITDA, values that are positively compared to other transactions of similar companies.

Therefore, it is worth reporting that the current controlling companies of D&S entrusted the investment bank JP Morgan the task to obtain the valorization of the Company. It concluded that the approximate value of the Company is 2,616 million dollars, amount which coincides with the total value offered by the Offeror in the IPO. Therefore, it is concluded that the offered premium is a markup compared to the trade valorization of the Company, but from the viewpoint of the investigation entrusted by the current controlling companies of D&S, it represents only an acknowledgement of the valorization of D&S, there being no additional premium over such valorization. The Offer would be paying to the shareholders the future commercial plan.

Moreover, the data contained in the Offer Information disclose that, pursuant to the stockholders’ agreement entered into on December 19, 2008 between the Offeror and the current controlling companies of D&S (the "Stockholders’ Agreement"), it is contemplated"(...) the execution of certain services, license and technical assistance agreements between D&S and the parent company of the Offeror, Wal Mart Stores Inc., which must be consistent with equity conditions similar to those habitually prevailing in the market." Such information does not contain any estimates or data that allow to infer the scope of the synergies that the Offeror might contribute to D&S which, in its turn, permit to project the future flows of the Company and therefore, evaluate the offered price.

d) With regard to the Policy of Future Dividends of D&S. As stated in the Information of the Offer, the Stockholders Agreement provides for the distribution as dividend "the higher figure between the legal minimum and $5 pesos per share in D&S, adjusted per inflation, by establishing a period of three years in which an agreement of both parties is required to make capital increases for amounts in excess of 500 million dollars".

1 considering to such effect the provisions set forth in section 199 of the Ley de Mercado de Valores (Securities Market Law) No. 18.045.

4. Considerations on the Positive Effects of Wal-Mart joining as controlling company of D&S

The know-how and the size of the transactions of the Offeror and the worldwide retail market should positively impact on D&S in several aspects:

a) With regard to the Operational performance

a. 1 In the Supermarket area

•	It should favor a stable negotiation system with the suppliers, looking for the association with them and the search for improvements in the entire value chain.
•
It should promote a better supply system, simultaneously achieving reductions in the prices of their international suppliers, as well as any improvements in the prices of their imported products (e.g., China).

•
It should lead to an increase in its productivity, both in the administration and in the stores, strongly increasing the sales indicator per each employee of the Company and that of the sales per square meter of sales room.

•	It should permit to rely on better stock control and reduction systems.
•
It should generate a raise in the sales of the "Non Food" products, a competitive advantage of the Offeror broadly known throughout the world and an element that has a special relevance considering the operational weaknesses of both D&S and the Chilean supermarket channels in general.

•	It should imply the possibility of negotiating better prices for logistic services, particularly including maritime freights.
•	It should favor a better management and negotiation of own brands,

a.2 With regard to Real Estate

•
D&S relies on a significant network of stores at a national level, a situation that might be leveraged with the contribution of the Offeror. In fact, the supermarket network shows low penetration in some regions of the country and inside such network D&S has, in its turn, low participation in the regional market. Thus, any improvements in the access to financing that should bring about Wal-Mart's joining (e.g., through capital increase or financial market) would enable to quickly increase its penetration and participation therein, therefore generating a positive effect in results in the short-run.

a.3 In the development of the Information Technologies used by D&S

•           Information systems, although in a process of improvement in D&S, should be replaced by those of the Offeror, which are more sophisticated and have a higher productivity. The replacement of the systems should be expected in order to consolidate the operation and financial statements. Moreover, the replacement should imply an increase in the operational expenditure in the short-run, but with significant productivity improvements in the medium run (2 years approximately).

a.4 In the betterment of processes

•
The Offeror is a worldwide competitive company thanks to the quality of its processes. From such viewpoint it is expected that similar processes may be implemented in the short run in D&S. Such implementation, as a consequence of the required investments, shall result in a brief negative impact on the results of the Company, but it shall have evident and significant positive returns in the medium run. As an example, improvements in the logistics, human resources and supply processes may be noticed, improvements that will favor the performance of inventories and the costs of transportation, by increasing productivity and efficiency of distribution centers and sales rooms.

b) With regard to the strategic development

•	The Offeror should establish a long term, stable and consistent throughout the time Strategic Plan, which will cause the management of the company to be focused on the critical elements of success.

•
The Offeror's knowledge of the benchmarks in the different aspects of the operation, should improve the performance of a series of standards that are currently below the average for the companies of the sector.

5. Considerations on the Negative Effects of Wal-Mart joining as controlling company of D&S

a) In the short run

•
The Offeror is expected to make investments tending to achieve a betterment of the fundamental processes mentioned above, directed to improve long-term results. Such investment should reduce profitability in the short run.

•
An allowance for the payment to JP Morgan’s advisory services in this transaction should be considered, a payment consisting in 9.5 million dollars plus expenses, to be accrued with the success of the IPO.

•	Moreover, the Offeror is likely to consider the write off of the amount disputed in the lawsuit against Ahold, which would imply an accounting loss of US$ 45 million dollars.

•
Furthermore, given the Offeror’s ignorance of the transactions with credit cards in the Chilean market, both from the risk and indebtedness viewpoint – an increase in the allowances for bad debts under Presto credit card is likely to occur, which amount at present to 8.7%. Such policy would imply a natural impact in the financial results of D&S, an increase in the allowances of US$7 million per each additional 1% estimated on such 8.7% being estimated.

b) In the long run

•
The Offer Information does not explain the value of certain services, license and technical assistance agreements that would be entered into by D&S and the parent company of the Offeror, Wal Mart Stores Inc., should the IPO be considered successful. Therefore, it is impossible to accurately estimate the actual positive impact of the future productive improvements of the Company.

•
D&S internationalization in Latin America may be adversely affected by the characteristics of the Offeror as a multinational company. The Offeror has the skills and resources necessary to enter the rest of the Latin American markets independently, thus restricting the future growth of D&S.

6.- Formal Opinion

Taking into account the financial, strategical and operational background of D&S, my opinion as Director is the following:

a) It is expected that the Offeror generates an important aggregated value to D&S.

Although the result of D&S may be affected in the short run, such situation should be reversed in the medium run (2 years approximately). The Offeror is a relevant player in the worldwide retail market and will undoubtedly favor that D&S achieves an increase in the sales higher than the one projected – both in the budget and in the three-year plan-, also showing an EBIT increase.

Should the IPO be successful, D&S's non-food sales might increase, where the company has a broad space to improve Moreover, there should be an increase in the market participation in the provinces.

Furthermore, the Offer Information describes the existence of mandatory minimum dividends that might cause the long term investment to be potentially attractive.

b) Inaccuracy of the Information on the costs of future agreements with related parties. Notwithstanding the positive effects that are expected to obtain as a consequence of Wal-Mart’s taking over the Company, the lack of accurate cost information that would demand the hiring of services, licenses, technical advisories and other agreements to be entered into with the Offeror, make it impossible to quantify the scope of the synergies that might derive from such takeover and furthermore, prevent from estimating whether the premium offered is appropriate or not for the transaction.

c) The acquisition structure sets forth a dilemma for the minority shareholders. Taking into account the positive effects of Wal-Mart’s becoming a controlling company of D&S set forth above, some minority shareholders might consider their permanency in the company. For this purpose it would be necessary:

(i) That at least 45.63 % of the other shares not related to the controlling companies accept the offer.

(ii) That a relevant percentage of shares also decides to stay in the Company, so that a liquid market for the shares continues existing.

Therefore, the shareholder who elects to stay in the company relying on the fulfillment of the 2 requirements mentioned above, would run a double risk. First, that many shareholders take the same course of action causing the Offer to fail, and second, that very few shareholders follow such course of action, holding a low liquidity share.

d. Advisability of the Offer: Taking into account the facts mentioned above, the undersigned estimates that (i) taking into account the premium offered by the Offer regarding the price of the share in D&S, which is positively compared with other similar transactions in the Chilean stock exchange or securities market; (ii) the uncertainty as to the costs of the future agreements with related parties, which might restrict the scope of the positive effects of the admission of Wal Mart as a controlling partner of D&S; and (iii) the impossibility of the minority shareholders to avoid the dilemma mentioned above, it is advisable to accept the Offer in accordance with its terms.

I further repeat to the shareholders that the considerations that I set forth above are based on the Offer Information in my capacity as director of D&S and in compliance of the law. Therefore, such considerations must not be estimated, directly or indirectly, as a suggestion or advice of the undersigned, pointing out the fact that the final decision of acceptance or rejection of the Offer is the personal responsibility of each shareholder.

Moreover, it is recommended to assess and request for independent advice on your participation in the Offer as well as to analyze separately the tax, financial and legal impacts or effects that, in each particular case, would have a potential sale of your shares and thus, make the decision that best suits your interest.

ce.       Superintendencia de Valores y Seguros (Superintendency of Securities and Insurance)
Bolsa de Comercio de Santiago
Bolsa de valores de Valparaíso/
Inversiones Australes Tres Limitada,
Distribución y Servicio D&S S.A.

Manuel Francisco Gana Eguiguren
Distribución y Servicio D&S S.A.

In the City of Santiago, December 26, 2008.
To the Shareholders of Distribución y Servicio D&S S.A.

Dear Shareholders,

In my capacity as director of Distribución y Servicio D&S S.A., and in compliance with the provisions set forth in subsection c) of the Ley sobre Mercado de Valores (Securities Market Law) No. 18.045, I hereby send you the written report along with my opinion on the advisability of the tender offerfor shares in D&S that has been made by Inversiones Australes Tres Limitada, a subsidiary of Wal-Mart Stores, Inc. to the shareholders of D&S.

Such offering was published in the newspapers El Mercurio and La Tercera, on December 23, 2008, in which the Offeror states its intention to acquire 6,520,000,000 shares in D&S, representing 100% of its capital stock at a price of US$0.408 per share, payable in United States dollars or its equivalent amount in pesos, national currency, according to the average "Dólar Observado" exchange rate (observed exchange rate) published by Banco Central de Chile in the Official Gazette of the Republic of Chile within the period of six trading days that ends on the date of payment, at the option of the tendering shareholder. Should it elect to receive pesos, the accepting shareholder shall be liable for the risk of the exchange rate variation.

I further state to the shareholders, that I am a Director of the Company from before the Company listed its shares on the stock exchange, and that I have only purchased shares upon any new issuance thereof. I have been elected as Director by the controlling shareholders’ votes and have no relationship whatsoever with the offeror of this tender offer.

With regard to the Offering, it is worth pointing out that it is addressed to all the shareholders, that it involves 100% of the shares in the Company and that therefore the apportionment mechanism does not apply. Consequently, those shareholders that wish to sell have the possibility to sell 100% of their shares.

My opinion on the price and opportunity of this Offering is that, given the current economic crisis that has adversely affected all the shares and stock exchanges worldwide, including those of the domestic market, this offering is an opportunity worth taking into account by the shareholders, in this scenario, because it permits to obtain liquidity with a premium ranging between 35% and 40% (based on the exchange rate in force on the date of the offering) in connection with the average price of the share during the last  30 days before the publication date of the Offering. Moreover, the share in D&S has not had a fall equivalent to other shares of the sector after the impact of the stock exchange crisis, as shown by the market where any transaction of this kind could be implemented, after the frustrated merger with Falabella.

As a conclusion, the decision of each shareholder must be based on whether his particular current financial condition enables him to make an investment at a price with a premium presently material, because should this transaction be successfully accomplished, the future liquidity of the shares would probably diminish.

This opinion is only rendered to comply, as director of D&S, with the provisions in force under the Securities Act and shows the personal aspects to be relied upon by the shareholders at the time of making their decisions,  and each shareholder must finally decide only after having consulted with their tax, legal and financial advisors.

Looking forward to each of you making the best decision by considering your own particular interests, I remain, very truly yours,

Jonny Kulka Fraenkel

D&S Director

Santiago, December 29, 2008

To the Shareholders of Distribución y Servicio D&S S.A.

Our Ref: Advisability on the tender offer for shares in D&S made by Wal-Mart

Dear Sirs,

In light of my 27-year relationship with Distribución y Servicio D&S S.A. (D&S), in my capacity as former employee, who held the position as General Manager, a period during which I had the responsibility to lead the company going public and a significant growth of the company, and acting at present in my capacity as Director, I believe, having considered the evolution of the trade sector in the country and throughout the world, the potential scenarios of opportunities and challenges of D&S and the development options of the firm, the tender offer for shares made by the subsidiary of Wal Mart in Chile, is highly favorable for the interest of the shareholders of the firm (apart from the interests of the other areas related directly or indirectly to  D&S such as our customers, employees, suppliers, etc.).

The offering made by Wal Mart captures, in my opinion, more than reasonably, the potential improvement in the absolute values of the price of the share in D&S, typical of an optimistic scenario. With regard to its relative value, and compared with the prices of other assets of the similar kind, the offering implies to place D&S on a very attractive level. From this viewpoint, for example, the price offered for the shares in D&S is substantially better than the option to merger with another group of the relevant trade sector of the market, which was timely evaluated by us and which is of public knowledge, considering the exchange relationship agreed upon at such time and the price at which such other company is now quoted.

I believe that our shareholders will appreciate the effort made to achieve this option. From the date on which the company went public in 1996, the price offered by the subsidiary of Wal-Mart implies a value approximately 2.7 times higher in real terms than the price at which shares in D&S were initially listed on the stock exchange, equivalent to an annual appreciation of 8.8% on an annual basis. In order to calculate the investment return, dividends strictly paid by the company on a yearly basis must be added, consequently, the return is almost 9.6% per year. This should be considered more than satisfactory considering the risk associated to the food business activity.
Nicolás Ibáñez Scott

As previously stated, owing to the worldwide crisis effect on other comparable securities, the relative valorization of D&S fills us with expectations.

In consideration of the foregoing, and of the foreseeable lower liquidity of D&S in the future, it is difficult to foresee better conditions than those offered in the tender offer made by Wal-Mart to accomplish the expected returns of the investment in D&S.

I also would like to thank the shareholders who have placed their trust in us since the Company’s going public in December, 1996.

Furthermore, I annex hereto the background of the characteristics of the offering and the offered price as well as the representations that I must make in compliance with the Ley de Mercado de Valores.

It is worth stating that I give my opinion in my capacity as director of D&S in compliance with section 207, subsection c) of Ley sobre Mercado de Valores (Securities Market Act) No. 18,045, on account of which this opinion shall not be construed as a recommendation to sell or maintain the shares in D&S, and each shareholder shall evaluate and make his own decision on the offering referred to above.

Very truly yours,

Nicolás Ibáñez Scott
Director
Distribución y Servicio D&S S.A.

EXHIBIT

TO THE OPINION OF THE DIRECTOR MR. NICOLÁS IBAÑEZ SCOTT
CONCERNING THE TENDER OFFER FOR SHARES IN
D&S, MADE BY WAL-MART THROUGH ITS SUBSIDIARY IN CHILE
INVERSIONES AUSTRALES TRES LIMITADA

Without prejudice to my opinion set forth in my letter dated December 29, 2008 regarding the advisability of accepting the tender offer made by Inversiones Mares Australes Tres Limitada (the "Offering"), I request the shareholders of D&S that, upon considering my opinion, they also take into account the following background information that may be of their interest:

A.	Background information regarding the characteristics of the Offering

A. 1. The Offering has been made for the benefit of all the shareholders and for 100% of the shares in D&S. Therefore, if the Offering is successful, the liquidity of the share in D&S not sold in such process will be diminished in the future, thus adversely affecting their current liquidity and consequently their price.

A. 2. The offered price shall be paid in cash and the Offeror has assured that it shall finance the total amount of the Offering with resources to be provided by it parent company Wal-Mart, Inc.Therefore, the Offering, if successful, shall not have any risk associated to the payment of the offered price.

B.	Background information to be taken into account at the time of analyzing the offered price

B. 1. The offered price is favorably compared with the following market target parameters, according to the public information available:

a)	The last closing price of the share in D&S in force on the date on which the Offeror publicly announces its intention to make the Offering and the terms thereof, was $195 per share.

b)	The average market price of the share in D&S based on different periods of time, prior to the announcement of the transaction, was the following:

I

Premium or premium of price Offered versus market price

Premium versus average closing price last 30 days	41.2%
Premium versus average closing price last 60 days	36.9%
Premium versus average closing price last 90 days	36.5%
Premium versus average closing price last 180 days	35.4%

c)
The “market price” of the share in D&S, as such term is defined in section 199 of Law No. 18,045 (i.e., the one resulting from calculating the weighed average of those trading transactions performed between the 90th trading day and the 30th trading day), calculated on the date of the Offeror’s public announcement of the Offering, of approximately $194 per share.

d)
The “market value” of the share in D&S, as such term is defined in paragraph 3 of section 79 of the Reglamento de Sociedades Anónimas (Stock Companies Regulation) (i.e., the one that results from calculating the weighed average of the trading transactions of the share in the preceding two months), calculated on the date of the Offeror’s public announcement of the Offering, of approximately $191 per share.

e)
The most recent “target price” set by market analysts that follow the share in D&S, which is known by me, published before the date of the public announcement of the Offering. In fact, all those future implications set forth above assumed a price lower than the Offered Price.

B. 2 Moreover, the Offered Price implies a valorization of D&S as an ongoing concern that is favorably compared with the current valorization at which other companies of the sector do business at present, both in Chile and in the rest of Latin America. In order to make this analysis, two multiples that are commonly used to compare the valorizations of retail companies in the region, must be taken into account, namely:

(i)    Firm Value or / Sales; and

(ii)   Firm Value or / EBITDA

In order to make the analysis, the following assumptions are to be taken into account: (a) as “Firm Value” (“FV”) of D&S the total amount of the Offering of US$2,660 million, plus the net indebtedness (debt less cash and cash equivalents) and the minority interest of the Company according to its financial statements (FECU) as of September 30, 2008; (ii) as "Sales" the consolidated performance income; and (iii) as EBITDA, the operational result plus the depreciation and amortization of the Company for the respective consolidated period.

II

The multiples have been calculated based on three references of Sales and EBITDA: Sales and EBITDA for the period of 12 months ending on September 30, 2008; and  the D&S expected Sales and EBITDA for 2008 and 2009 according to the market consensus estimates. Such multiples are hereinafter transcribed:

Firm Value Calculation:

Price Offered in US$ x Number of shares (million)	0.408
	6,520
= Total Amount of the Offering (US$ million)	2,660
+ net Debt and minority interest (US$ million)	1,091

= Firm Value or "FV	3,751

Implied Multiples

FV / sales last 12 months as of 09/30/2008 (times)	1.1	x
F V / expected Sales 2008 (times)	1,1	x
F V / expected Sales 2009 (times)	l.0	x
FV / EBITDA last 12 months as of 09/30/2008 (times)	13.7	x
F V / expected EBITDA 2008 (times)	13.4	x
F V / expected EBITDA 2009 (times)	12.l	x

Source: Financial Information of D&S according to FECU as of 09/30/2008; "IBES estimates" and Factset as of December 19, 2008.

In fact, both the FV/Sales multiples as well as the FV/EBITDA multiple of D&S implied in the Offered Price is favorably compared with the FV/Sales and FV/EBITDA multiples (using similar assumptions) at which other companies of the sector usually trade, both in Chile and in the rest of Latin America, as set forth in the following table:

			FV/Sales						FV/EBITDA
	UDM[1]		2008E		2009E		UDM[1]		2008E		2009E
Retailers of food products
Latin America (1)
Average	0.8	x	0.7	x	0.7	x	8.9	x	9.0	x	7.8	x
Mean	0.7	x	0.6	x	0.5	x	8.4	x	7.7	x	6.4	x

Other Chilean Retailers (2)

Average	0.9	x	1.1	x	l.0x		7.0	x	8.5	x	7.3	x
Mean	0.9	x	1.1	x	l.0x		5.7	x	7.2	x	6.0	x

Note: Firms that were taken into account: (1) Walmex, Soriana, CBD, Cencosud and Éxito; (2) Ripley, Falabella y La Polar!  Last twelve months as of September 30, 2008.

III

B. 3
The offered price represents a D&S valorization that is also favorably compared with the multiples of FV/Sales and FV/EBITDA implied in recent change of control transactions in the Latin American sector, as shown in this table[1]:

	FV/Sales		FV/EBITDA
Average	0.6	x	9.9	x
Mean	0.6	x	9.9	x

B.4
Furthermore, the offered price reflects more than favorably the value of the business plan currently being performed by the administration of the company, including its actual investment and expected growth plans, as well as the efficiency improvement initiatives in progress.

B.5
Finally, although it was a transaction payable in shares and accomplished on market conditions other than the current ones, and the comparison should then be made only for reference purposes, it is also worth stating that the Offered Price is favorably compared with the D&S share implied price resulting from applying the exchange ratio of approximately 0.11 shares in Falabella (considering the current market price of the Falabella share) per each D&S share set in the merger agreement executed in May 2007 between the controlling shareholders of D&S and Falabella.

C- Representations made in compliance with the Ley de Mercado de Valores (Securities Market Law)

C.l I declare that I am a member of the controlling group of Distribución y Servicio D&S S. A.

C2. Furthermore, I represent that I do not have with the offeror any relationship that could affect or influence on my opinion regarding the advisability of the Offering, other than the one that derives from my capacity as a member of the controlling group and from the fact that part of the shares under my control shall be sold during the tender offer.

1 It takes into account the following acquisitions: Acquisition of Wong by Cencosud (Peru, 12/16/07), of Gigante by Soriana (Mexico, 12/07/07), of GBarbosa by Cencosud (Brazil 11/07/07), of CBD by Assai (Brazil 11/02/07) of Almacenes Éxito by Casino (Colombia, 05/03/07), of Atacadao by Carrefour (Brazil, 04/23/07) and of Carulla Vivero by Almacenes Éxito (Colombia, 08/22/06). Should we include the merger of D&S with Falabella which, although agreed upon, was never implemented, the sample mean would be 0.7x and 9.9x FV/Sales and FV/EBITDA, respectively.

IV

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Alejandro Droste B.
Alejandro Droste B.
Chief Financial Officer
Dated: January 14, 2009